Exhibit 1

ELBIT VISION SYSTEMS LTD.

NOTICE OF

SPECIAL GENERAL MEETING

AND

PROXY STATEMENT

April 19, 2007

Elbit Vision Systems Ltd.

NOTICE OF
SPECIAL GENERAL MEETING OF THE COMPANY’S SHAREHOLDERS

April 19, 2007

        Notice is hereby given that a Special General Meeting of the Shareholders (the “Meeting”) of Elbit Vision Systems Ltd. (the “Company”) will be held at the offices of Yigal Arnon & Co., 1 Azrieli Center, 46th Floor, Tel-Aviv, Israel, on April, 19, 2007, at 11:30 a.m. for the following purposes:

1.	Appointing Mr. David Schwartz for a three-year term as an external director; and

2.	Approving the grant of options to Mr. David Schwartz and Mr. Yuval Berman.

        Shareholders of record at the close of business on March 12, 2007 will be entitled to notice of, and to vote at, the Meeting.

        Shareholders who do not expect to attend the Meeting in person are requested to mark, date, sign and mail the enclosed proxy as promptly as possible in the enclosed stamped envelope.

By Order of the Board of Directors,

Elbit Vision Systems Limited

Date: March 13, 2007

PROXY STATEMENT

ELBIT VISION SYSTEMS LTD.
New Industrial Park
Post Office Box 140
Yoqneam
Israel

SPECIAL GENERAL MEETING OF SHAREHOLDERS

April 19, 2007

        The enclosed proxy is being solicited by our Board of Directors for use at our special general meeting of shareholders (the “Meeting”) to be held on April 19, 2007, or at any adjournment thereof. The record date for determining which of our shareholders entitled to notice of, and to vote at, the Meeting is established as of the close of business on March, 2007. On that date, we had outstanding and entitled to vote 29,516,334 of our ordinary shares, nominal value New Israeli Shekels (“NIS”) 1.00 (the “Ordinary Shares”).

        The proxy solicited hereby may be revoked at any time prior to its exercise, by means of a written notice delivered to us, by substitution of a new proxy bearing a later date or by a request for the return of the proxy at the meeting. We expect to solicit proxies by mail and to mail this proxy statement and the accompanying proxy card to shareholders on or about March 13, 2007. We will bear the cost of the preparation and mailing of these proxy materials and the solicitation of proxies. We will, upon request, reimburse banks, brokerage houses, other institutions, nominees, and fiduciaries for their reasonable expenses in forwarding solicitation materials to beneficial owners.

        Upon the receipt of a properly executed proxy in the form enclosed, the persons named as proxies therein will vote the ordinary shares covered thereby in accordance with the instructions of the shareholder executing the proxy. With respect to the proposals set forth in the accompanying Notice of Meeting, a shareholder may vote in favor of the proposals or against the proposals or may abstain from voting on the proposals. Shareholders should specify their choice on the accompanying proxy card. If no specific instructions are given with respect to the matter to be acted upon, the shares represented by a signed proxy will be voted FOR the proposals set forth in the accompanying Notice of Meeting. We are not aware of any other matters to be presented at the meeting.

        Any shareholder returning the accompanying proxy may revoke such proxy at any time prior to its exercise by (i) giving written notice to us of such revocation, (ii) voting in person at the Meeting or requesting the return of the proxy at the Meeting or (iii) executing and delivering to us a later-dated proxy. Written revocations and later-dated proxies should be sent to: Corporate Secretary, Elbit Vision Systems Ltd., Hayasor 1, P.O. Box 5030, Kadima, 60920, Israel.

        Each ordinary share is entitled to one vote on each matter to be voted on at the Meeting. Subject to the terms of applicable law, two or more shareholders present, in personal or by proxy, who hold or represent together at least 51% of the voting rights of our issued share capital will constitute a quorum for the Meeting. If within half an hour from the time appointed for the Meeting a quorum is not present, the Meeting shall stand adjourned for one week, to April 26, 2007 at the same hour and place, without it being necessary to notify our shareholders. If a quorum is not present at the adjourned date of the Meeting within half an hour of the time fixed for the commencement thereof, subject to the terms of applicable law, any two shareholders present in person or by proxy, shall constitute a quorum.

        Proposal 1 to be presented at the Meeting requires the affirmative vote of shareholders present, in person or by proxy, and holding our ordinary shares amounting, in the aggregate, a majority of the votes actually cast with respect to such proposal. Furthermore, under the Israeli Companies Law, the approval of such proposal requires that either: (i) said majority include at least one-third of the voting power of the non-controlling shareholders who are present in person or by proxy and who vote on such proposal; or (ii) the total votes cast in opposition to the proposal by the non-controlling shareholders does not exceed 1% of all of our voting power.

        Proposal 2 to be presented at the Meeting requires the affirmative vote of shareholders present, in person or by proxy, and holding our ordinary shares amounting, in the aggregate, a majority of the votes actually cast with respect to such proposal.

PRINCIPAL SHAREHOLDERS

        The following table and notes set forth information, as of February 28, 2007, concerning the beneficial ownership (as defined in Rule 13d-3 under the Securities Exchange Act of 1934) of our securities by (i) any person who is known to own at least 5% of our ordinary shares and (ii) our directors and officers as a group. The voting rights of our major shareholders do not differ from the voting rights of holders of all of our ordinary shares.

Identity of Person or Group	Amount Beneficially Owned	Percent of Class

Nir Alon (1)(2)(3)(4) (5) (9)	4,100,000	8.55%
Nir Alon Holdings GmbH (2)(5)	2,000,000	4.17%
Elbit Ltd. (2)(6)	4,160,582	8.67%
M.S. Master Investments (2002) Ltd. (2)(7)	4,044,834	8.43%
M.S.N.D. Real Estate Holdings Ltd. (2)(8)	12,939,192	26.97%
All directors and officers as a group (9)	17,420,114	36.31%

        The percentages in this table are based on 47,967,990 of ordinary shares currently issued and outstanding and options exercisable within 60 days.

    (1)        3,500,000 of these shares are pledged to Bank Leumi B.M., in order to guarantee a credit line for Altro Warenhandels GMBH, or Altro, in the sum of $1,500,000.

    (2)        In an agreement signed among Elbit Ltd., or Elbit, M.S. Master Investments (2002) Ltd., or MS, Nir Alon Holding GmbH, Altro and Nir Alon, or the Interim Agreement, the parties agreed to vote their shares, at meetings of our shareholders at which members of the board are to be elected, as follows: (a) elect to our board two directors nominated by Nir Alon, for as long as Alon holds at least 1,338,111 of our ordinary shares; (b) elect to our board one director nominated by Elbit, for as long it holds at least 1,338,111 of our ordinary shares; (c) elect to our board one director nominated by MS, for as long it holds at least 1,338,111 of our ordinary shares, or has a proxy to vote the 1,080,944 ordinary shares of the Company held by S.R. Master Investment (2002) Ltd., 700,540 ordinary shares of the Company held by R.D. Master Investment (2002) Ltd. and 182,405 ordinary shares of the Company held by Avner Shacham, or the Remaining Shares; and (d) elect to our board one director, who shall also serve as chairman of the board, who is mutually agreed upon by the parties to such agreement. In the event Mr. David Gal is not or is no longer elected as chairman of our board, then the parties to the Interim Agreement agreed to vote their shares, at meetings of our shareholders at which members of the board are to be elected, as follows: (a) elect to our board two directors nominated by Alon, one of which shall serve as chairman of our board, for as long as Alon holds at least 1,338,111 of our ordinary shares; (b) elect to our board one director nominated by Elbit, for as long it holds at least 1,338,111 of our ordinary shares; (c) elect to our board one director nominated by MS, for as long it holds at least 1,338,111 of our ordinary shares or has a proxy to vote the Remaining Shares; and (d) elect to our board one director who is nominated by a majority of our board. The Interim Agreement will be terminated immediately upon the New Agreement (as defined below) going into effect.

        In addition, Nir Alon, Nir Alon Holdings GmbH, Elbit, MS and M.S.N.D. Real Estate Holdings Ltd, or Mivtach, signed a new shareholders agreement, the New Agreement, which will go into effect immediately upon the written notification by Mivtach to the other parties prior to February 21, 2008, or the Conversion Period, that the New Agreement is effective. Under the New Agreement, the parties agreed to vote their shares following the conversion of Mivtach’s outstanding convertible loan and written notification by Mivtach, within the Conversion Period, to the other parties that the New Agreement is effective, at meetings of our shareholders at which members of the board are to be elected, as follows: (a) elect to our board two directors nominated by Mivtach, one of which shall serve as chairman of our board, (b) elect to our board one director nominated by Nir Alon, (c) elect to our board one director nominated by Elbit, and (d) elect to our board one director nominated by MS; provided that the party entitled to nominate a director continues to hold 7.5% of our share capital on a fully diluted basis or in the case of MS, has a proxy to vote the Remaining Shares, or the 7.5% Threshold. A reduction of a shareholder’s holdings shall only be deemed to occur upon a sale by a shareholder (or for the purposes of MS, a sale of the Remaining Shares) of our ordinary shares. If a shareholder fails to meet the 7.5% Threshold it shall lose the right to nominate a director and such right shall be granted to the shareholder who at such time holds the highest number of our ordinary shares. Additionally, the parties to the New Agreement agreed to vote their shares at meetings of our shareholders at which members of the board are to be elected, if there is no Conversion and Mivtach has notified the other parties of the effectiveness of the New Agreement within the Conversion Period, as follows: (a) elect to our board two directors nominated by Nir Alon, one of which shall serve as chairman of our board, (b) elect to our board one director nominated by Mivtach, (c) elect to our board one director nominated by Elbit, and (d) elect to our board one director nominated by MS; provided that the party entitled to nominate a director continues to hold 5% of our share capital on a fully diluted basis or in the case of MS, has a proxy to vote the Remaining Shares, or the 5% Threshold. A reduction of a shareholder’s holdings shall only be deemed to occur upon a sale by a shareholder (or in the case of MS, a sale of the Remaining Shares) of our Ordinary Shares. If a shareholder fails to meet the 5% Threshold it shall lose the right to nominate a director and such right shall be granted to the shareholder who at such time holds the largest number of our Ordinary Shares. Notwithstanding the foregoing, if prior to May 14, 2008, Elbit holds less than the 7.5% Threshold or the 5% Threshold, as applicable, other than if any reductions in Elbit’s holdings are as a result of sales of our shares by Elbit, Elbit shall maintain its right to designate one member of the board, until May 14, 2008.

    (3)        Includes 75,000 ordinary shares which are subject to an option to purchase shares granted by Mr. Alon to Mr. Barath on March 29, 2001. The price of the options is $1.00 per share.

    (4)        In 2004, Altro assigned its rights and obligations under the Plan of Arrangement to Nir Alon Holding GmbH, a company controlled by Nir Alon. Nir Alon Holdings GmbH completed payment of all the installments and was issued with 2,000,000 of our ordinary shares, which amounts to approximately 7.5% of our share capital.

    (5)        Mr. Nir Alon is deemed to be the beneficial owner of all of the shares held by Nir Alon Holdings GmbH.

    (6)        Pursuant to the completion of a merger between Elbit and Elron Electronic Industries Ltd. (NASDAQ: ELRN) on May 15, 2002, Elbit’s shares ceased trading on NASDAQ and the TASE at the end of trading on May 15, 2002. Following the merger, Elbit became a wholly owned subsidiary of Elron. IDB Holding Corporation Ltd., or IDB, is an Israeli company publicly traded on the TASE which through holdings in its subsidiaries may be deemed to be the beneficial owner of our ordinary shares held by Elron. IDB through other of its subsidiaries may be deemed to be the beneficial owner of a further 190,586 of our ordinary shares.

    (7)        M.S. Master Investments (2002) Ltd. owns 1,338,111 ordinary shares and has a proxy to vote 1,080,944 ordinary shares held by S.R. Master Investment (2002) Ltd., 700,540 ordinary shares held by R.D. Master Investment (2002) Ltd. and 182,405 ordinary shares held by Avner Shacham.

    (8)        M.S.N.D. Real Estate Holdings Ltd. is a fully owned subsidiary of Mivtach-Shamir Holdings Ltd.

    (9)        Includes all of the shares deemed as beneficially owned by Mr. Nir Alon and options currently exercisable by directors and officers within 60 days.

PROPOSAL 1 OF THE MEETING

APPOINTMENT OF EXTERNAL DIRECTOR TO THE BOARD OF DIRECTORS
OF THE COMPANY FOR A THREE-YEAR TERM

        The Israeli Companies Law requires Israeli public companies to appoint no less than two external directors to its board of directors. No person may be appointed as an external director if the person or the person’s relative, partner, employer or any entity under the person’s control, has or had, on or within the two years preceding the date of the person’s appointment to serve as external director, any affiliation with the company or any entity controlling, controlled by or under common control with the company. The term “affiliation” includes:

—	an employment relationship;
—	a business or professional relationship maintained on a regular basis;
—	control; and
—	service as an office holder.

        A person shall be qualified to serve as an external director only if he or she possesses accounting and financial expertise or professional qualifications. The conditions and criteria for possessing accounting and financial expertise or professional qualifications as set forth in regulations promulgated under the Israel Companies Law (Companies Law Regulations (Conditions and Tests for Determining whether a Director has Expertise in Finance and Accounting and whether a Director is Professionally Qualified) – 2005 (the “External Director Qualification Regulations”)).

        No person may serve as an external director if the person’s position or other business activities create, or may create, a conflict of interest with the person’s responsibilities as an external director or may otherwise interfere with the person’s ability to serve as an external director. If, at the time external directors are to be appointed, all current members of the board of directors are of the same gender, then at least one external director must be of the other gender.

        The initial term of an external director is three years and may be extended for additional three-year periods. External directors may be removed only by the same percentage of shareholders as is required for their election, or by a court, and then only if the external directors cease to meet the statutory qualifications for their appointment or if they violate their duty of loyalty to the company.

        Mr. Yuval Berman and Mr. Zahi Dekel currently serve as our external directors. The term of Mr. Zahi Dekel will conclude on March 16, 2007.

        The Company’s Board of Directors has nominated Mr. David Schwartz to replace Mr. Zahi Dekel as an external director to serve for a period of three years. If elected, he will receive fixed remuneration, both annual fees and for participation in meetings of the Board of Directors and its committees, in an amount prescribed by Israeli law, which is the same remuneration we provide to Mr. Berman for his services as our external director. Additionally, assuming the second proposal is adopted, the Company will grant Mr. Schwartz options to purchase 30,000 ordinary shares of the Company, all as further described in the second proposal. Set forth below is certain information concerning Mr. David Schwartz:

David Schwartz worked at the accounting offices of Weinstein and Associates from 1975-1978. From 1978 and until 1990 he worked for Tadiran Ltd. in the Finance and Control Division. Between 1990 and 2002 Mr. Schwartz worked for Tadiran Appliances Ltd. and its subsidiaries as a manager and comptroller. As of 2001, Mr. Schwartz has been serving as the chairman of the tax committee of the forum of finance managers of the Manufacturers’ Association of Israel. From 2000, Mr. Schwartz has served, and continues to serve, as a director, external director in Brightman Almagor Trusts Ltd., Ubank Mutual Funds Ltd. and Arko Holding Ltd., and as an internal auditor and tax and financial advisor for many other large companies.

        The Board of Directors has determined that Mr. Schwartz has the requisite “expertise in finance and accounting,” under the External Director Qualification Regulations.

        The Board of Directors will present the following resolution at the Meeting:

“RESOLVED to elect Mr. David Schwartz as an External Director of the Company for a three-year term.”

        Approval of the above resolution requires the affirmative vote of shareholders present in person or by proxy and holding Ordinary Shares amounting in the aggregate to at least a majority of the votes actually cast with respect to such proposal. Furthermore, under the Israeli Companies Law, the approval of such proposal requires that either: (i) said majority include at least one-third of the voting power of the non-controlling shareholders (as such term is defined in the Israeli Securities Law) who are present in person or by proxy and who vote on such proposal; or (ii) the total votes cast in opposition to the proposal by the non-controlling shareholders does not exceed 1% of all the voting power in the Company.

        The Board of Directors recommends that the shareholders vote “FOR” the election of Mr. David Schwartz as an external director of the Company for a three-year term, and the grant of options to Mr. Schwartz.

PROPOSAL 2 OF THE MEETING
GRANT OF OPTIONS TO MR. DAVID SCHWARTZ AND MR. YUVAL BERMAN

        In accordance with applicable law and assuming the first proposal is adopted, the Company wishes to grant Mr. Schwartz and Mr. Berman, the Company’s external directors, options to purchase 30,000 ordinary shares of the Company. The exercise price of the options shall be equal to the fair market value of the Company’s ordinary shares on the date of appointment of such director. Thus the exercise price of the options to be granted to Mr. Schwartz shall be the fair market value of the Company’s ordinary shares on the date of the Meeting (April 16, 2007) and the exercise price of the options to be granted to Mr. Berman shall be the fair market value of the Company’s ordinary shares on the date of his appointment on August 2, 2004, namely $0.75. A portion of the options shall vest at the end of every financial quarter until the conclusion of such external director’s term when all such options shall vest. Mr. Schwartz’s term will conclude on April 16, 2010, and Mr. Berman’s term will conclude on August 2, 2007. The remaining terms and conditions of such options shall be as is customary for grants to non-executive directors.

        “RESOLVED to grant options to each of Mr. Schwartz and Mr. Berman to purchase 30,000 ordinary shares of the Company, on the terms described in the proxy statement circulated in connection with the Meeting.”

        Approval of the above resolution requires the affirmative vote of shareholders present in person or by proxy and holding our ordinary shares amounting, in the aggregate, a majority of the votes actually cast with respect to such proposal.

        The Board of Directors recommends that the shareholders vote “FOR” the grant of options to Mr. Schwartz and Mr. Berman.

        Shareholders are urged to complete and return their proxies promptly in order to, among other things, insure action by a quorum and to avoid the expense of additional solicitation. If the accompanying proxy is properly executed and returned 24 hours prior to the time appointed for the Meeting, and a choice is specified, the shares represented thereby will be voted as indicated thereon. If no specification is made, the proxy will be voted in favor of the proposal described in this proxy statement.

By Order of the Board of Directors

Date: March 13, 2007